ASSURED MED SUPPLY LLC

Financial Statements For The Years Ended December 31, 2023, 2022, & 2021

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

NAPER CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of ASSURED MED SUPPLY LLC

We have reviewed the accompanying financial statements of ASSURED MED SUPPLY LLC Company, which comprise the balance sheets as of December 31, 2023, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements Management

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any materialmodifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of ASSURED MED SUPPLY LLC Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Naperville, IL
April 11, 2024

ASSURED MED SUPPLY LLC
PROFIT & LOSS STATEMENT (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, & 2021

	2023	2022	2021
Revenue			
Net Sales	$ 41,307	$ 3,174,276	$ 1,183,525
Total Revenue	41,307	3,174,276	1,183,525
Cost of Sales	36,780	2,538,884	622,756
Gross Profit	4,527	635,392	560,769
Operating Expense			
Salaries & Wages Expense	57,355	163,621	156,667
Legal & Professional Fees	32,956	36,818	12,834
Advertising & Marketing Expense	3,085	22,654	15,786
Technology Expense	10,443	18,969	12,405
Selling, General, & Administrative Expense	3,043	18,358	2,581
Outside Labor	9,660	17,388	7,214
Taxes & Licenses	4,487	10,485	6,696
Travel & Accommodation	-	3,398	4,186
Total Operating Expenses	121,029	291,690	218,368
Net Income From Operations	(116,502)	343,702	342,401
Other Income (Expense)			
Interest Income	2,908	-	-
Other Income (Expense)	27,562	207	10
Total Other Income (Expense)	30,470	207	10
Net Income Before Provision for Income Tax	(86,032)	343,909	342,411
Provision for Income Taxes	-	-	-
Net Income (Loss)	$ (86,032)	$ 343,909	$ 342,411

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ASSURED MED SUPPLY LLC
BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2023, 2022, & 2021

	12/31/23	12/31/22	12/31/21
ASSETS			
CURRENT ASSETS			
Cash and Cash Equivalents	$ 15,013	$ 56,707	$220,082
Accounts Receivable	-	31,458	-
Payroll Tax Receivable	1,441	52,960	-
TOTAL CURRENT ASSETS	16,454	141,125	220,082
NON-CURRENT ASSETS			
TOTAL NON-CURRENT ASSETS	-	-	-
TOTAL ASSETS	16,454	141,125	220,082
LIABILITIES AND OWNER'S EQUITY			
CURRENT LIABILITIES			
Unearned Revenue	-	-	50,460
Accounts Payable	1,048	14,858	4,519
TOTAL CURRENT LIABILITIES	1,048	14,858	54,979
NON-CURRENT LIABILITIES			
TOTAL NON-CURRENT LIABILITIES	-	-	-
TOTAL LIABILITIES	1,048	14,858	54,979
OWNER'S EQUITY			
Retained Earnings (Deficit)	101,438	(217,641)	(177,308)
Net Income (Loss)	(86,032)	343,909	342,411
TOTAL SHAREHOLDERS' EQUITY	15,406	126,268	165,103
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$16,454	$141,125	$220,082

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ASSURED MED SUPPLY LLC
STATEMENT OF CASHFLOWS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, & 2021

	2023	2022	2021
OPERATING ACTIVITIES			
Net Income	$ (86,032)	$ 343,909	$ 342,411
Non-Cash Adjustments			
Changes in Accounts Receivable	31,458	(31,458)	-
Changes in Payroll Tax Receivable	51,519	(52,960)	-
Changes in Unearned Revenue	-	(50,460)	50,460
Changes in Accounts Payable	(13,810)	10,339	4,519
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(16,865)	219,369	397,390
INVESTING ACTIVITIES			
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-	-
FINANCING ACTIVITIES			
Owner's Contribution (net)	(24,830)	(382,745)	(251,558)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(24,830)	(382,745)	(251,558)
NET INCREASE (DECREASE) IN CASH	(41,695)	(163,376)	145,832
CASH AT BEGINNING OF PERIOD	56,707	220,082	74,250
CASH AT END OF PERIOD	$ 15,013	$ 56,707	$ 220,082

See Independent Accountant’s Review Report and accompanying notes, which are an integral part of these financial statements.

ASSURED MED SUPPLY LLC
STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
AS OF DECEMBER 31, 2023, 2022, & 2021

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2020	$ 74,250	$ -	$ 74,250
Net Income for the period ending December 31, 2021	-	342,411	342,411
Equity Contributions (Distributions)	-	(251,558)	(251,558)
Balance, December 31, 2021	**$ 74,250**	**$ 90,853**	**$ 165,103**

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2021	$ 165,103	$ -	$ 165,103
Net Income for the period ending December 31, 2022	-	343,909	343,909
Equity Contributions (Distributions)	-	(382,745)	(382,745)
Balance, December 31, 2022	**$ 165,103**	**$ (38,836)**	**$ 126,268**

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2022	$ 126,268	$ -	$ 126,268
Net Income for the period ending December 31, 2023	-	(86,032)	(86,032)
Equity Contributions (Distributions)	-	(24,830)	(24,830)
Balance, December 31, 2023	**$ 126,268**	**$ (110,862)**	**$ 15,406**

See Independent Accountant’s Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

ASSURED MED SUPPLY LLC (the "Company") provides corporations and large healthcare systems with efficient access to a broad range of critical Personal Protective Equipment (PPE) and related supplies to keep their customers and employees safe. Products include N95 NIOSH Masks from 3M, Honeywell, Kimberly Clark and other top brands, Nitrile Gloves, 3-Ply Masks & Isolation Gowns.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method. Depreciation in these financial statements reflects accelerated depreciation methods used for the tax return. The effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined. Expenditures for normal repairs and maintenance are charged to operations as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2023, 2022, & 2021, no impairment loss has been recognized for long-lived assets.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2023, 2022, & 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2023, 2022, & 2021, The Company assessed its customer receivables and determined there is no justification for an allowance for doubtful accounts.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Other Income (Expense)

This account primarily represents income earned as a result of the Employee Retention Credit received during 2023 totaling $27,730.

Income Taxes

The Company, with the consent of its shareholders, has elected to be an S-Corporation (for tax purposes). In lieu of corporate income taxes, the shareholder(s) of an S-Corporation is taxed based on its proportionate share of The Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2023, 2022, & 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE C – MEMBERSHIP INTERESTS (EQUITY)

The Company has two classes of Membership Interests: (1) Economic Interests Units & (2) Voting Interests Units

Economic Interests Units
As of December 31, 2023 & 2022, 17,200,000 units have been issued and are outstanding. As of December 31, 2021, 20,000,000 units were issued and are outstanding.

NOTE C – MEMBERSHIP INTERESTS (EQUITY) (cont.)

Voting Interests Units
As of December 31, 2023 & 2022, 17,200,000 units have been issued and are outstanding. As of December 31, 2021, 20,000,000 units were issued and are outstanding.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 11, 2024, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.